SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     ✓                Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes ____                          No      ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

An announcement on 2009 first quarterly results of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on April 28, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

China Petroleum & Chemical Corporation
First Quarterly Results Announcement for 2009

§1            Important Notice

1.1           The Board of Directors, the Supervisory Board of China Petroleum & Chemical Corporation (“Sinopec Corp.”) and its directors, supervisors and senior management warrant that there are no material omissions, or misrepresentations or misleading statements contained in this announcement, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

1.2           This quarterly results announcement has been reviewed and approved at the twenty eighth meeting of the Third Session of the Board of Directors of Sinopec Corp.

1.3           The financial statements contained in this announcement have not been audited.

1.4           Mr. Su Shulin, Chairman of the Board of Directors of Sinopec Corp., Mr. Wang Tianpu, Director and President of Sinopec Corp., Mr. Dai Houliang, Director, Senior Vice President and Chief Financial Officer of Sinopec Corp., and Mr. Wang Xinhua, Head of the Accounting Division of Sinopec Corp., hereby declare that the authenticity and completeness of the financial statements contained in this quarterly results announcement are warranted.

§2            Basic Information of Sinopec Corp.

2.1            Principal financial data and indicators

2.1.1         Financial data and indicators prepared in accordance with the PRC Accounting Standards for Business Enterprises ("ASBE")

	At 31 March 2009	At 31 December 2008	Changes from the end of the preceding year (%)
Total assets (RMB millions)	773,578	752,235	2.8
Shareholders' equity attributable to equity shareholders of Sinopec Corp. (RMB millions)	341,536	330,080	3.5
Net assets per share attributable to equity shareholders of Sinopec Corp. (RMB)	3.939	3.807	3.5
	From 1 January 2009 to 31 March 2009		Changes over the same period of the preceding year (%)

Net cash flow from operating activities (RMB millions)	55,655		959.1
Net cash flow from operating activities per share (RMB)	0.642		959.1
	Three-month period ended 31 March 2009	From 1 January 2009 to 31 March 2009	Changes over the same period of the preceding year (%)
Net profit attributable to equity shareholders of Sinopec Corp. (RMB millions)	11,190	11,190	84.7
Basic earnings per share (RMB)	0.129	0.129	84.7
Basic earnings per share (before extraordinary gain and loss) (RMB)	0.130	0.130	88.4
Diluted earnings per share (RMB)	0.129	0.129	200.0
Fully diluted return on net assets (%)	3.28	3.28	1.39 percentage points
Fully diluted return (before extraordinary gain and loss) on net assets (%)	3.30	3.30	1.43 percentage points

Extraordinary profits/losses items	Three-month period ended 31 March 2009 (Income) /Expenses (RMB millions)
Gain on disposal of fixed assets	(107)
Donations	57
Gain on disposal of available-for-sale financial assets	(56)
Other non-operating income and expenses	97
Subtotal	(9)
Tax effect	2
Total	(7)
Attributable to: Equity shareholders of Sinopec Corp.	43
Minority interests	(50)

2.1.2         Financial data and indicators prepared in accordance with the International Financial Reporting Standards ("IFRS")

	At 31 March 2009	At 31 December 2008	Changes from the end of the preceding year (%)
Total assets (RMB millions)	779,285	767,827	1.5
Total equity attributable to equity shareholders of the Company (RMB millions)	340,154	328,669	3.5
Net assets per share (RMB)	3.923	3.791	3.5
Adjusted net assets per share (RMB)	3.833	3.699	3.6
	Three-month period ended 31 March 2009	Three-month period ended 31 March 2008	Changes over the same period of the preceding year (%)
Net cash generated from operating activities (RMB millions)	53,248	2,663	1,899.5
Profit attributable to the equity shareholders of Sinopec Corp. (RMB millions)	11,219	6,062	85.1
Basic earnings per share (RMB)	0.129	0.070	85.1
Diluted earnings per share (RMB)	0.129	0.043	200.0

Return on net assets (%)	3.30	1.89	1.41 percentage points

2.1.3         Differences between net profit for the first quarter of 2009 and shareholders' equity as at 31 March 2009 prepared under ASBE and IFRS

2.1.3.1      Analysis of effects of major differences between the net profit under ASBE and the profit for the period under IFRS:

	Three-month periods ended 31 March
	2009	2008
	RMB millions	RMB millions

Net profit under ASBE	11,657	6,000
Adjustments:
Reduced amortisation on revaluation of land use rights	7	7
Government subsidies	27	-
Effects of the above adjustments on taxation	(1)	(1)
	－－－－－－－	－－－－－－－
Profit for the period under IFRS	11,690	6,006
	=============	=============

2.1.3.2      Analysis of the effects of major differences between the shareholders’ equity under ASBE and total equity under IFRS:

	At 31 March 2009	At 31 December 2008
	RMB millions	RMB millions

Shareholders' equity under ASBE	362,880	350,946
Adjustments:
Reduced amortisation on revaluation of land use rights	(1,005)	(1,012)
Government subsidies	(885)	(912)
Effects of the above adjustments on taxation	299	300
	－－－－－－－	－－－－－－－
Total equity under IFRS	361,289	349,322
	=============	=============

2.2            Number of shareholders and top ten shareholders holding shares without selling restrictions at the end of the reporting period

Number of shareholders as at 31 March 2009	Number of shareholders of Sinopec Corp.: 1,006,181, including 999,067 holders of A shares and 7,114 holders of H shares.
Top ten shareholders holding shares without selling restrictions
Name of shareholders (Full Name)	Number of shares held at the end of the reporting period (1,000 shares)	Type of shares (A, B, H share or others)
HKSCC (Nominees) Limited	16,685,621	H
China Petrochemical Corporation	8,670,244	A
Guotai Junan Securities Co., Ltd.	382,206	A
China Life Insurance Co.,Ltd-Dividend-005L－FH002	76,445	A
Bosera Thematic Sector Equity Securities Investment Fund	65,000	A
National Social Security Fund 102 Portfolio	50,617	A
Tongde Securities Investment Fund	46,406	A

SSE 50 Transaction Type Open Index Securities Investment Fund	40,764	A
E Fund 50-Index Securities Investment Fund	40,334	A
E Fund Kexun Stock-Type Securities Investment Fund	40,000	A

2.3           Business Review

During the first quarter of 2009, confronted with the tough economic situation at home and abroad, the Chinese government has implemented positive financial policy, properly loosed monetary policy, and carried out a series of measures of expanding domestic demand and facilitating economic growth, especially on reforms in the price of finished oil products as well as tax and fee to the extent that domestic oil refining operation; with  the advantages in scale and cost in the refining segment of Sinopec Corp., and the advantages in integration and management of Sinopec Corp. fully exerted, it has reversed the tide of years' loss and become an important backbone of corporate profit. In the face of such challenges as the slowing demand growth for oil and petrochemical products and the intensifying market competition, Sinopec Corp. took a number of measures to develop the market, optimized product structure, tried to enlarge the gross volume and focused on production safety as well as energy-saving and effluent reduction so as to obtain favorable production and operation achievements.

Exploration & Production: Consolidated cost control and endeavored to promote stable growth of crude oil production. In respect of oil exploration, Sinopec Corp. strengthened geological comprehensive research, optimized exploration deployment and increased input in exploration, especially in geophysical exploration. As for development, Sinopec Corp. strived to enhance recovery rate and well yield, and controlled development and operation cost as well. Besides, Sinopec Corp. actively advanced construction of Sichuan-to-East China Gas Project, intensified development of natural gas market and pipeline construction and coped with linkage of production, transportation and marketing. The crude oil yield of Sinopec Corp. for the first quarter has increased by 0.61% compared to the same period of the previous year.

Refining: Optimized production scheme in accordance with the variation of oil product market and demand for chemical raw materials. Sinopec Corp. maintained concerted operation between production and marketing in the upstream and downstream business; vigorously reduced cost and increased benefit, and tried utmost to improve profit level. Moreover, Sinopec Corp. reinforced management of crude oil procurement, improved efficiency of pipeline operation and reduced the transportation cost of imported crude oil transport; adjusted product structure in time and increased output of gasoline and products with high extra value; energetically broadened markets of petroleum products such as liquefied petroleum gas, lubricating oil and asphalt. During the first quarter, the volume of processed crude oil by Sinopec Corp. decreased by 3.27% compared to the corresponding period of last year and increased by 1.21% compared with the three months ended 31 December 2008, while the output of gasoline increased by 15.32% compared with the corresponding period of last year and increased by 3.25% compared with the three months ended 31 December 2008.

Marketing and Distribution: Focused on exploiting the market to adapt for its variation. Sinopec Corp. exalted service level and customers’ loyalty, as well as consolidated and widened the retailing market. It kept pace with market change and strived to enlarge direct marketing. Sinopec Corp. also strengthened the internal management and cut down the marketing cost in every aspect. Moreover, Sinopec Corp. advanced business of non-fuel products zealously and improved service function of gas stations. Over the first quarter, the domestic sales volume of finished oil products reduced by 12.42% compared to the corresponding period of the previous year, and decreased by 6.18% compared with the three months ended 31 December 2008. Meanwhile, the total number of gas stations increased by 0.71%.

Chemicals: Enhanced awareness of competition and service, and boosted the technology partner alliance with key industries and users. Sinopec Corp. made full use of geographical advantages and the advantages in centralised sales scale, and flexibly applied the strategy of individual products marketing to expand the market to the utmost. Sinopec Corp. also consolidated the integration of production, marketing and research, and optimized the production plan and the product mix promptly in accordance with market demand. Moreover, Sinopec Corp. promoted the development of new products and increased the production of products meeting well market demand and the ones with high added value. In the first quarter, the yield of ethylene and synthetic resin in Sinopec Corp. reduced by 12.22% and 3.30% respectively compared to the corresponding period of last year, and increased by 3.41% and 4.52% respectively compared with the three months period ended 31 December 2008.

Summary of Principal Operational Results for the First Quarter

	Operational Data	Unit	Three-month period ended 31st March		Changes (%)
			2009	2008
Exploration and Production
	Crude oil production	10 thousand tonnes	1039.56	1033.30	0.61
	Natural gas production	100 million cubic meters	19.82	20.57	(3.65)
	Realised crude oil price	RMB/tonne	1599.01	3943.01	(59.45)
	Realised natural gas price	RMB/thousand cubic meters	961.53	916.79	4.88
Refining
	Refinery throughput	10 thousand tonnes	4051.42	4188.53	(3.27)
	Gasoline, diesel and kerosene production	10 thousand tonnes	2532.12	2553.52	(0.84)
Of which:	Gasoline	10 thousand tonnes	799.18	692.99	15.32
	Diesel	10 thousand tonnes	1514.73	1660.86	(8.80)
	Kerosene	10 thousand tonnes	218.21	199.67	9.29
	Light chemical feedstock	10 thousand tonnes	575.57	629.09	(8.51)
	Light yield	%	74.98	74.45	0.53 percentage point
	Refining yield	%	93.69	93.81	(0.12) percentage point
Marketing and Distribution
	Total domestic sales of refined oil products	10 thousand tonnes	2642.83	3017.70	(12.42)
Of which:	Retail	10 thousand tonnes	1736.70	2027.60	(14.35)
	Distribution	10 thousand tonnes	505.30	489.10	3.31
	Wholesale	10 thousand tonnes	400.80	501.00	(20.00)
	Total number of service stations	Stations	29338	29130	0.71
Of which:	Company operated	Stations	28703	28477	0.79
	Franchised	Stations	635	653	(2.76)
	Throughput of company-operated station (Note 1)	tones/station	2420	2848	(15.03)
Chemicals (Note 2)
	Ethylene	10 thousand tonnes	148.80	169.51	(12.22)
	Synthetic resins	10 thousand tonnes	239.97	248.15	(3.30)
	Synthetic rubbers	10 thousand tonnes	19.83	22.62	(12.33)
	Monomers and polymers for synthetic fibers	10 thousand tonnes	172.25	199.40	(13.62)
	Synthetic fibers	10 thousand tonnes	31.49	35.49	(11.27)
	Urea	10 thousand tonnes	36.17	28.27	27.94

Notes 1:  Throughput per service station data is an annualised average;
Notes 2:  Included 100% output of BASF-YPC and Shanghai Secco.

Capital Expenditure: The capital expenditure of the first quarter was about RMB15.278 billion. RMB 7.778 billion was used for exploration and exploitation. Sichuan-to-East China Gas Project was approaching completion and expected to connect all lines in June. The capital expenditure for refining was RMB1.574 billion, mainly used in improvement of Dongxing refinery auxiliary facilities in Zhanjiang and construction of 2.6 million tonnes per year paraffin oil hydrotreating plant in Jinling. Chemical capital expenditure of RMB4.641 billion was mainly applied to construction of two 1 million tonnes per year ethylene projects in Tianjin and Zhenhai respectively. The capital expenditure of marketing and distribution was RMB987 million, mostly invested in construction of service stations and oil product pipelines in key areas with 56 stations added. The capital expenditure for headquarter scientific research and information technology and the others reached RMB298 million.

§3            Significant Events

3.1            Significant changes of key accounting items and financial indices of Sinopec Corp. and the reasons for the changes:

Items	At 31 March 2009	At 31 December 2008	Increase/(decrease)		Main reason for Changes
			Amount	Percentage
	RMB millions		RMB millions	%
Cash at bank and on hand	12,227	7,700	4,527	58.8	Sinopec Corp. has issued RMB10 billion medium-term notes.
Bills receivable	2,520	3,659	(1,139)	(31.1)	Sinopec Corp. has increased the amount of discounted bills due to the low market discount rate in the first quarter of 2009.
Accounts receivable	21,717	12,989	8,728	67.2	The volume of the self-run import and export trade and the price of the primary finished goods have increased in the first quarter of 2009.
Short-term loans	30,675	63,972	(33,297)	(52.0)	Sinopec Corp. has intensified the payment in bills and issued medium-term notes to settle certain short-term bank loans.
Bills payable	35,429	17,493	17,936	102.5	Sinopec Corp. has intensified the payment in bills.
Taxes payable	19,759	7,057	12,702	180.0	The fuel consumption tax increased by the government since the beginning of this year has resulted in increase of taxes payable.

Items	As at 31 March 2009	As at 31 March 2008	Increase/(decrease)		Main reason for Changes
			Amount	Percentage
	RMB millions		RMB millions	%
Operating income	228,585	332,010	(103,425)	(31.2)	Mainly due to the decrease of sales volume and the price of the primary products compared with the same period of the previous year.
Operating costs	166,444	296,380	(129,936)	(43.8)	Mainly due to the decreased processing cost resulted from the decrease of international crude oil price and the processing volume.
Sales taxes and surcharges	28,358	13,737	14,621	106.4	The fuel consumption tax increased by the government since the beginning of this year has directly resulted in increase of sales taxes.
Financial expenses	2,281	765	1,516	198.2	Mainly due to the decrease of the net exchange gain.
Impairment losses	(38)	9,012	(9,050)	Not applicable	Mainly due to the impairment of crude oil in the first quarter of last year.
Loss/(gain) from changes in fair value	51	(2,996)	3,047	Not applicable	Due to the changes in the unrealized gain/loss on the embedded derivative component of the Convertible Bonds caused by the fluctuations in the valuation of H shares of Sinopec Corp.
Non-operating income	154	7,452	(7,298)	(97.9)	Mainly due to Sinopec Corp. recognised subsidy income in the first quarter of last year.
Income tax expense	3,050	34	3,016	8,870.6	The increase of income tax is due to increase of the profit before taxation compared with the same period of last year.

Profit before taxation	14,707	6,034	8,673	143.7	Benefited from the revised pricing mechanism of refined petroleum products in the domestic market, the refining segment of Sinopec Corp. made profit in the reporting period.
Net profit attributable to equity shareholders of Sinopec Corp.	11,190	6,057	5,133	84.7	The same as the above
Net profit/(loss) attributable to minority interests	467	(57)	524	Not applicable	Mainly due to the increase of the net profit from controlling subsidiaries.

3.2           The progress of significant events and their impacts as well as the analysis and explanations for the solutions

3.2.1       Connected transactions

The aggregate amount of connected transactions actually occurred in relation to Sinopec Corp. during the reporting period was RMB 50.004 billion, of which, incoming trade amounted to RMB 22.197 billion and  outgoing trade amounted to RMB 27.807 billion (including RMB 27.76 billion of sales of goods, RMB 5 million of interest income and RMB 42 million of agency commission income). During the reporting period, the products and services provided by China Petrochemical Corporation (procurement, storage and transportation, exploration and production services and production-related services) to Sinopec Corp. amounted to RMB 16.364 billion, representing 7.72% of Sinopec Corp.’s operating expenses during the reporting period. The auxiliary and community services provided by China Petrochemical Corporation to Sinopec Corp. amounted to RMB 403 million, representing 0.19% of the operating expenses during the reporting period. During the reporting period, the product sales from Sinopec Corp. to China Petrochemical Corporation amounted to RMB 11.514 billion, representing 5.04% of Sinopec Corp.’s operating revenue.

3.2.2 The Acquisition of the Property Rights of the Eight Oil Product Pipeline Project Divisions and Equity Interests and Certain Assets of Qingdao Petrochemical and Shijiazhuang Chemical Fiber from China Petrochemical Corporation or its Subsidiaries and Disposal of Certain Assets
The 27th Meeting of the Third Session of the Board was held on 27 March 2009, at which the “Proposal Concerning the Acquisition of the Property Rights of the Eight Oil Product Pipeline Project Divisions and Equity Interests and Certain Assets of Qingdao Petrochemical and Shijiazhuang Chemical Fiber from China Petrochemical Corporation or its Subsidiaries and Disposal of Certain Assets” was considered and approved. Sinopec Corp. acquired the property rights of the Eight Oil Product Pipeline Project Divisions and equity interests and certain assets of two limited liability companies from China Petrochemical Corporation or its subsidiaries (the "Acquisition"). Concurrently, Sinopec Corp. also disposed certain assets held by Jinling Branch Company of Sinopec Corp. to Asset Management Company under China Petrochemical Corporation (the "Disposal"). The consideration for the Acquisition is RMB 1,839.38 million, and the consideration for the Disposal is RMB 157.47 million. Through the above-mentioned transactions, Sinopec Corp. anticipated to expand the operation scale of its principal business and enhance the competitiveness of the same. For further details, please refer to the announcement published in the China Securities Journal, Shanghai Securities News and Securities Times on 30 March 2009, and the relevant announcement released on the website of the Shanghai Stock Exchange (http://www.sse.com.cn) and the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk).

3.3            Status of fulfillment of commitments undertaken by Sinopec Corp., shareholder and actual controller.

☐applicable                   ✓not applicable

3.4            Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the corresponding period of last year

✓applicable                   ☐not applicable

In the first half of 2009, reforms on oil products' prices and the relevant taxes and fees have been implemented, which reversed the loss situation in the domestic refining industry for years. The refining segment of Sinopec Corp.’s advantages in scale and cost, and the advantages in integration and management of Sinopec Corp. will be fully demonstrated, and become an important backbone of Sinopec Corp.’s profit. It’s expected that the interim results of Sinopec Corp. of 2009 will increase by more than 50% compared with that of the same period of last year.

3.5 This quarterly results announcement is published in both Chinese and English languages. The Chinese version shall prevail.

By Order of the Board
Su Shulin
Chairman

Beijing, PRC, 28 April 2009

As at the date of this Announcement, the directors of Sinopec Corp are Messrs. Su Shulin*, Zhou Yuan*, Wang Tianpu#, Zhang Jianhua#, Wang Zhigang#, Dai Houliang#, Fan Yifei*, Yao Zhongmin*, Liu Zhongli+, Shi Wanpeng+ and Li Deshui+.

# Executive Directors
* Non-executive Directors
+ Independent Non-executive Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: April 29, 2009